CUSIP No. 74765E109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Quantum Fuel Systems Technologies Worldwide, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74765E109

(CUSIP Number)

August 19, 2008

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765E109

________________________________________________________________________________________

(1)	NAMES OF REPORTING PERSONS

Capital Ventures International

________________________________________________________________________________________

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  [   ]

(b)  [   ]

________________________________________________________________________________________

(3)	SEC USE ONLY

________________________________________________________________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

________________________________________________________________________________________

NUMBER OF	(5)	SOLE VOTING POWER

SHARES	0

BENEFICIALLY	(6)	SHARED VOTING POWER**

9,261,673 Shares of Common Stock

OWNED BY       __________________________________________________________________________

EACH	(7)	SOLE DISPOSITIVE POWER

REPORTING	0

PERSON WITH:

(8)	SHARED DISPOSITIVE POWER**

9,261,673 Shares of Common Stock

________________________________________________________________________________________

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,261,673 Shares of Common Stock

________________________________________________________________________________________

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[   ]

________________________________________________________________________________________

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

________________________________________________________________________________________

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

________________________________________________________________________________________

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

CUSIP No. 74765E109

________________________________________________________________________________________

(1)	NAMES OF REPORTING PERSONS

Heights Capital Management, Inc.

________________________________________________________________________________________

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  [   ]

(b)  [   ]

________________________________________________________________________________________

(3)	SEC USE ONLY

________________________________________________________________________________________

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

________________________________________________________________________________________

NUMBER OF	(5)	SOLE VOTING POWER

SHARES	0

BENEFICIALLY	(6)	SHARED VOTING POWER**

OWNED BY	9,261,673 Shares of Common Stock

         ____________________________________________________________________________________

EACH	(7)	SOLE DISPOSITIVE POWER

REPORTING	0

________________________________________________________________________________________

PERSON WITH:

(8)	SHARED DISPOSITIVE POWER**

9,261,673 Shares of Common Stock

________________________________________________________________________

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,261,673 Shares of Common Stock

________________________________________________________________________

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[   ]

________________________________________________________________________________________

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

________________________________________________________________________________________

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

________________________________________________________________________________________

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

________________________________________________________________________________________

CUSIP No. 74765E109

Item 1.

(a)  Name of Issuer

Quantum Fuel Systems Technologies Worldwide, Inc., a Delaware corporation (the “Company”).

(b)  Address of Issuer’s Principal Executive Offices

17872 Cartwright Road, Irvine, California 92614

Item 2(a).  Name of Person Filing

This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $0.001 par value per share (the “Shares”).

(i)            Capital Ventures International

(ii)           Heights Capital Management, Inc.

Item 2(b).  Address of Principal Business Office or, if none, Residence

The address of the principal business office of Capital Ventures International is:

One Capitol Place

P.O Box 1787 GT

Grand Cayman, Cayman Islands

British West Indies

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

Item 2(c).  Citizenship

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d)  Title of Class of Securities

Common Stock, $0.001 par value per share

Item 2(e)  CUSIP Number

74765E109

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [   ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [   ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [   ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 74765E109

(d) [   ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [   ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [   ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [   ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [   ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [   ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company’s Prospectus Supplement (to Prospectus dated July 14, 2008, Registration No. 333-152133), filed on August 20, 2008 indicates there are 92,447,769 Shares outstanding as of the completion of the offering of the Shares to the Reporting Persons.  In calculating the number and percentage of Shares held by the Reporting Persons, (i) we included warrants to purchase 261,673 Shares; and (ii) we did not include warrants to purchase 13,238,327 Shares, which are exercisable only to the extent that the total number of Shares then beneficially owned by the Reporting Person and its Affiliates and any other Persons whose beneficial ownership of Shares would be aggregated with the Reporting Person for purposes of Section 13(d) of the Exchange Act, does not exceed 9.99%.

Heights Capital Management, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [   ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item  7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

CUSIP No. 74765E109

Item 8.  Identification and Classification of Members of the Group

Not Applicable

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of August 29, 2008, by and among Capital Ventures International and Heights Capital Management, Inc.

CUSIP No. 74765E109

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: August 29, 2008

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.		By:	/s/ Todd Silverberg
pursuant to a Limited Power of Attorney		Name: Todd Silverberg
Title Secretary
By:	/s/ Todd Silverberg
Name: Todd Silverberg
Title Secretary

The Limited Power of Attorney executed by Capital Ventures International, authorizing Heights Capital Management, Inc. to sign and file this Schedule 13G on its behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on December 1, 2006 by Capital Ventures International and Heights Capital Management, Inc. with respect to the common stock of Discovery Laboratories, Inc., is hereby incorporated by reference.

CUSIP No. 74765E109

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Shares is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of August 29, 2008

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc.		By:	/s/ Todd Silverberg
pursuant to a Limited Power of Attorney		Name: Todd Silverberg
Title Secretary
By:	/s/ Todd Silverberg
Name: Todd Silverberg
Title Secretary